Exhibit 9

April 18, 2024

United States Securities and Exchange Commission

Office of the Chief Accountant

100 F Street, N.E.

Washington, D.C. 20549

Re: CalTier Fund I, LP

We previously were the Independent Auditor for CalTier Fund I, LP (the “Company”. On April 9, 2024, we resigned as the Company’s Independent Auditors. We have read the statements under item 4.01 in the Form 1-U dated April 22, 2024, of the Company to be filed with the Securities and Exchange Commission and we agree with such statements therein as related to our firm.

Sincerely,

PKF San Diego, LLP

San Diego, CA

PKF San Diego, LLP is a member of PKF Global, the network of member firms of PKF International Limited, and Allinial Global, each of which is a separate and independent legal entity and does not accept any responsibility or liability for the actions or inactions of any individual member or correspondent firm(s).